Exhibit 99.1
Unaudited interim condensed
consolidated financial statements
of Orion Engineered Carbons S.A., Luxembourg,
as at March 31, 2016

Interim condensed consolidated income statements of
Orion Engineered Carbons S.A. for the three months ended March 31, 2016 and 2015 - unaudited

		Three Months Ended Mar 31, 2016	Three Months Ended Mar 31, 2015
	Note	In EUR k	In EUR k
Revenue	3	246,250	290,406
Cost of sales		(164,666)	(208,042)

Gross profit	3	81,584	82,364

Selling expenses		(26,846)	(25,928)
Research and development costs		(3,565)	(4,018)
General and administrative expenses		(16,952)	(14,966)
Other operating income	4	1,056	424
Other operating expenses	4	(4,768)	(1,575)

Operating result (EBIT)		30,509	36,301

Finance income	4	8,324	18,019
Finance costs	4	(17,256)	(31,999)
Share of profit or loss of joint ventures		121	121

Financial result		(8,811)	(13,859)

Profit before income taxes		21,698	22,442

Income taxes	8	(8,333)	(7,691)

Profit for the period		13,365	14,751

Earnings per Share (EUR per share), basic		0.22	0.25
Weighted average number of ordinary shares (in thousands)		59,451	59,635
Earnings per Share (EUR per share), diluted		0.22	0.25
Weighted average number of diluted ordinary shares (in thousands)		59,906	59,635

Interim condensed consolidated statements of comprehensive income of
Orion Engineered Carbons S.A. for the three months ended March 31, 2016 and 2015 – unaudited

	Three Months Ended Mar 31, 2016	Three Months Ended Mar 31, 2015
	In EUR k	In EUR k

Profit for the period	13,365	14,751

Exchange differences on translation of foreign operations
Change in unrealized gains/(losses)	(7,121)	21,259
Income tax effects	707	—

Unrealized net gains/(losses) on net investments in a foreign operation
Change in unrealized gains/(losses)	7,232	(19,053)
Income tax effects	(2,338)	6,313

Net other comprehensive income to be reclassified to profit or loss in subsequent periods	(1,520)	8,519

Actuarial gains (losses) on defined benefit plans
Change in unrealized gains/(losses)	(4,664)	(2,237)
Income tax effects	1,526	694

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods	(3,138)	(1,543)

Other comprehensive income, net of tax	(4,658)	6,976

Total comprehensive income, net of tax all attributable to equity holders of the parent	8,707	21,727

Interim condensed consolidated statements of financial position of
Orion Engineered Carbons S.A. as at March 31, 2016 and December 31, 2015 – unaudited

		Mar 31, 2016	Dec 31, 2015
A S S E T S	Note	In EUR k	In EUR k
Non-current assets
Goodwill		48,512	48,512
Other intangible assets		89,485	94,803
Property, plant and equipment		378,217	385,856
Investment in joint ventures		4,778	4,657
Other financial assets	7	1,805	3,049
Other assets		3,565	3,698
Deferred tax assets	8	52,741	55,254
		579,103	595,829
Current assets
Inventories	6	86,756	105,111
Trade receivables		160,433	172,123
Other financial assets	7	4,482	3,126
Other assets		23,051	20,321
Income tax receivables	8	8,311	8,750
Cash and cash equivalents		57,005	65,261
		340,038	374,692
		919,141	970,521

		Mar 31, 2016	Dec 31, 2015
E Q U I T Y A N D L I A B I L I T I E S	Note	In EUR k	In EUR k
Equity
Subscribed capital		59,635	59,635
Treasury shares	5	(3,415)	—
Reserves		(24,086)	(52,823)
Profit for the period	3	13,365	42,874
		45,499	49,686
Non-current liabilities
Pension provisions		50,021	44,994
Other provisions		14,977	15,456
Financial liabilities	7	616,555	650,782
Other liabilities		145	138
Deferred tax liabilities	8	38,098	40,052
		719,796	751,422
Current liabilities
Other provisions		29,556	38,057
Trade payables		74,864	94,213
Other financial liabilities	7	4,845	4,750
Income tax liabilities	8	21,521	16,443
Other liabilities		23,060	15,950
		153,846	169,413
		919,141	970,521

Interim condensed consolidated statements of cash flows of
Orion Engineered Carbons S.A. for the three months ended March 31, 2016 and 2015 – unaudited

		Three Months Ended Mar 31, 2016	Three Months Ended Mar 31, 2015
	Note	In EUR k	In EUR k
Profit for the period	3	13,365	14,751

Income taxes	8	8,333	7,691

Profit before income taxes		21,698	22,442

Depreciation and amortization of intangible assets and property, plant and equipment		19,577	16,630
Other non-cash (income)		(87)	—
Decrease in trade receivables		9,373	21,318
Decrease in inventories	6	16,372	13,378
Decrease in trade payables		(8,869)	(5,819)
Decrease in provisions		(8,521)	(9,626)
Increase/decrease in other assets and liabilities that cannot be allocated to investing or financing activities		3,758	335
Finance income	4	(8,324)	(18,019)
Finance costs	4	17,256	31,999
Cash (paid) and received for income taxes		(2,152)	2,165

Cash flows from operating activities		60,081	74,803

Cash paid for the acquisition of intangible assets and property, plant and equipment		(23,071)	(13,846)

Cash flows from investing activities		(23,071)	(13,846)

Share buyback	5	(3,415)	—
Repayments of borrowings		(21,798)	(1,814)
Cash payments of current financial liabilities		(267)	(3,232)
Interest and similar expenses paid		(9,197)	(9,486)
Interest and similar income received		263	128
Dividends paid to shareholders		(9,994)	—

Cash flows from financing activities		(44,408)	(14,404)

Change in cash		(7,398)	46,553

Change in cash resulting from exchange rate differences		(858)	3,612
Cash and cash equivalents at the beginning of the period		65,261	70,544

Cash and cash equivalents at the end of the period		57,005	120,709

Interim condensed consolidated statements of changes in equity of
Orion Engineered Carbons S.A. for the three months ended March 31, 2016 – unaudited

	Subscribed capital		Treasury shares	Capital reserves	Translation reserve	Reserve for hedges of a net investment in foreign operation	Reserve for actuarial gains (losses) on defined benefit plans	Retained Earnings	Total equity
	Number of common shares	Amount
		In EUR k	In EUR k	In EUR k	In EUR k	In EUR k	In EUR k	In EUR k	In EUR k
As at Jan 1, 2015	59,635,126	59,635	—	159,421	18,590	—	(14,277)	(168,104)	55,265
Profit for the period	—	—	—	—	—	—	—	14,751	14,751
Other comprehensive income, net of tax	—	—	—	—	21,259	(12,740)	(1,543)	—	6,976
Total comprehensive income, net of tax	—	—	—	—	21,259	(12,740)	(1,543)	14,751	21,727
As at Mar 31, 2015	59,635,126	59,635	—	159,421	39,849	(12,740)	(15,820)	(153,353)	76,992

As at Jan 1, 2016	59,635,126	59,635	—	120,328	19,286	(11,403)	(12,930)	(125,230)	49,686
Profit for the period	—	—	—	—	—	—	—	13,365	13,365
Other comprehensive income, net of tax	—	—	—	—	(6,414)	4,894	(3,138)	—	(4,658)
Total comprehensive income, net of tax	—	—	—	—	(6,414)	4,894	(3,138)	13,365	8,707
Dividends paid	—	—	—	(9,994)	—	—	—	—	(9,994)
Share Buyback	(314,912)	—	(3,415)	—	—	—	—	—	(3,415)
Share-based payments	—	—	—	515	—	—	—	—	515

As at Mar 31, 2016	59,320,214	59,635	(3,415)	110,849	12,872	(6,509)	(16,068)	(111,865)	45,499

Notes to the unaudited interim condensed consolidated financial statements of Orion Engineered Carbons S.A., Luxembourg, as at March 31, 2016

1.	Organization and principal activities
Orion Engineered Carbons S.A. (“Orion” or the “Company”) is entered in the commercial register of Luxembourg under no. B 160558; the Company’s registered office is in Luxembourg; its business address is 6, Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg.
Orion’s unaudited interim condensed consolidated financial statements comprise Orion and its subsidiaries (the “Orion Group” or the “Group”). Orion was incorporated on April 13, 2011. Orion’s fiscal year is the calendar year.
Orion Group is a leading global manufacturer of carbon black products and is based in Luxembourg. Carbon black is a powdered form of carbon that is used to create the desired physical, electrical and optical qualities of various materials. Carbon black products are primarily used as consumables and additives for the production of polymers, printing inks and coatings (“Specialty Carbon Black” or “Specialties”) and in the reinforcement of rubber polymers (“Rubber Carbon Black” or “Rubber”).
Specialty Carbon Black are high-tech materials which are mainly used for polymers, printing systems and coatings applications. The various production processes result in a wide range of different Specialty Carbon Black pigment grades with respect to their primary particle size, structure and surface area/surface chemistry. These parameters affect jetness, tinting strength, undertone, dispersibility, oil absorption, electrical conductivity and other characteristics.
The types of Rubber Carbon Black used in the rubber industry are manufactured according to strict specifications and quality standards. Structure and specific surface area are the key factors in optimizing reinforcement properties in rubber polymers.
As at March 31, 2016, Orion operates 14 wholly owned production facilities in Europe, North and South America, Asia and South Africa and three sales companies. Ten holding companies and two service companies, as well as one production facility in Portugal (currently in dissolution), are consolidated in the Orion Group. Additionally, the Group operates a joint venture with one production facility in Germany.
Orion’s global presence enables it to supply Specialty Carbon Black customers as well as international customers in the tire and rubber industry with the full range of carbon black grades and particle sizes. Sales activities are supported by sales and representative offices all around the globe. Integrated sales activities with key account managers and customer services are carried out in the US, Brazil, South Korea, Germany and China.
The Group’s unaudited interim condensed consolidated financial statements were authorized for issue by management on May 4, 2016.

2.	Basis of preparation of the interim condensed consolidated financial statements
Basis of preparation
The unaudited interim condensed consolidated financial statements as at and for the three months ended March 31, 2016 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).
All International Financial Reporting Standards ("IFRSs"), interpretations (IFRICs, SICs) originated by the IFRS Interpretations Committee applicable for the period ended March 31, 2016 have been applied.
The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2015.
The unaudited interim condensed consolidated financial statements are prepared in Euros, the presentation currency of the Orion Group. Except where stated otherwise, all figures are presented in thousands of Euros (EUR k) for the sake of clarity. Due to rounding, numbers presented throughout the tables and notes herein may not add up precisely to the totals we provide and percentages may not precisely reflect absolute figures.
First-time adoption of accounting standards
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2015. The following amendments to IFRS, which were adopted on January 1, 2016, did not have material impact on the accounting policies, financial position or performance of the Group:

•	Improvements to IFRSs (2012-2014 cycle)
In September 2014, the IASB issued a cycle of Annual Improvements to IFRSs (cycle 2012-2014) that contains five changes to four standards, primarily with a view to remove inconsistencies and clarifying wording.

•	IAS 1 Presentation of Financial Statements
As part of its disclosure initiative, the IASB published in December 2014 amendments to IAS 1 Presentation of Financial Statements which is designed to assist preparers in applying judgment when meeting the presentation and disclosure requirements in IFRS. This includes more options on how to present financial statements and notes. This had no impact on these interim financial statements.
• IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets
On May 12, 2014, the IASB published the (final) amendments to IAS 16 and IAS 38. The amendments are effective for annual periods beginning on or after January 1, 2016 with early application permitted. The amendments clarify the acceptable methods of depreciation and amortization and have no impact on accounting for amortization and depreciation within the Group.

Accounting policies

Treasury Shares
In December 2015, Orion announced the Board of Directors' approval to repurchase common shares of the Company for up to $20 million. The repurchase commenced in January 2016.
The repurchased shares (treasury shares) are deducted from equity based on their cost. The repurchased shares reduce the amount of outstanding shares for purposes of the calculation of weighted average of outstanding shares in the computation of basic and dilutive earnings per share. No gains or losses resulting from transactions in treasury share are recorded in the income statement.

3.	Segment information
Operating segments
The Group’s business is organized by product for corporate management purposes and has the following two operating segments: “Rubber” and “Specialties”.
The performance of the operating segments is assessed by reference to Adjusted EBITDA (as defined below) which is the segment's measure of profit or loss. Group financing (including finance costs and finance income), adjustment items and income taxes are managed on a Group basis and are not allocated to operating segments.
Segment reconciliation for the three months ended March 31, 2016 and 2015:

	In EUR k			In EUR k
	For the Three Months Ended Mar 31,			For the Three Months Ended Mar 31,
	2016			2015
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
Revenue	149,157	97,093	246,250	192,376	98,030	290,406
Cost of sales	(112,833)	(51,833)	(164,666)	(148,791)	(59,251)	(208,042)
Gross profit	36,324	45,260	81,584	43,585	38,779	82,364
Adjusted EBITDA	19,515	34,454	53,969	25,340	28,551	53,891
Adjusted EBITDA Margin	13.1%	35.5%	21.9%	13.2%	29.1%	18.6%

Definition of “Adjusted EBITDA”
“EBIT” (operating result) is defined as profit or loss for the period before income taxes and finance income and finance costs. “EBITDA” is defined as EBIT before depreciation, amortization and impairment losses. For management reporting purposes and as defined in the credit agreement governing our term loans “Adjusted EBITDA” is defined as EBITDA adjusted for non-recurring income and expenses and profit or loss from joint ventures. Non-recurring income and expenses are effects resulting from items which management considers to be one-off or non-operating. “Adjusted EBITDA” is the management’s measure of the segment result.

Adjusted EBITDA is reconciled to profit or loss as follows:

Reconciliation of profit or loss	In EUR k
	For the Three Months Ended Mar 31,
	2016	2015
Adjusted EBITDA	53,969	53,891
Share of profit of joint venture	(121)	(121)
Consulting fees related to Group strategy (1)	(249)	(182)
Long Term Incentive Plan	(515)	—
Other non-operating (2)	(2,998)	(657)
EBITDA	50,086	52,931
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	(19,577)	(16,630)
Earnings before taxes and finance income/costs (operating result (EBIT))	30,509	36,301
Other finance income	8,324	18,019
Share of profit of joint ventures	121	121
Finance costs	(17,256)	(31,999)
Income taxes	(8,333)	(7,691)
Profit or loss for the period	13,365	14,751

(1)    Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies.
(2) Other non-operating expenses in the three months ended March 31, 2016 primarily relate to costs in association with our EPA enforcement action of EUR 2.3 million (including accrued expenses for penalties and mitigation projects) as well as EUR 0.5 million related to expenses recorded for the deductible of insurance claims arising from the flooding in our Orange, Texas plant.
Geographic information by legal entity

Revenues	In EUR k
	For the Three Months Ended Mar 31,
	2016	2015
Germany	94,915	109,682
United States	66,090	83,765
South Korea	50,056	62,918
Brazil	12,507	14,644
China	8,350	—
South Africa	7,240	12,133
Other	5,027	5,129
Rest of Europe*	2,065	2,135
Total	246,250	290,406

*	Country of domicile of the Group (Luxembourg) EUR nil

Goodwill, intangible assets, property, plant and equipment	In EUR k
	As at Mar 31,	As at Dec 31,
	2016	2015
Germany	139,128	141,624
Sweden	67,146	67,333
Italy	60,816	61,615
Poland	40,922	41,135
Rest of Europe	14,483	14,819
Subtotal Europe	322,495	326,526

United States	83,381	91,212
South Korea	68,816	70,686
South Africa	25,273	25,007
Brazil	11,364	10,165
China	4,850	5,539
Other	35	36
Total	516,214	529,171

4.	Other operating income, other operating expenses, financial result
Other operating income includes income from releases of provisions as well as gains from the valuation of foreign currency monetary assets and liabilities and corresponding derivatives. Other operating income increased by EUR 632k from EUR 424k for the three months ended March 31, 2015 to EUR 1,056k for the three months ended March 31, 2016 mainly due to increases in other miscellaneous income of EUR 518k and operating foreign exchange rate effects of EUR 125k. Other miscellaneous income for the three months ended March 31, 2016 of EUR 706k mainly includes expected insurance reimbursements for lost sales due to a flooding in our plant in Orange Texas.
Other operating expenses increased by EUR 3,193k from EUR 1,575k for the three months ended March 31, 2015 to EUR 4,768k for the three months ended March 31, 2016. Other operating expenses for the three months ended March 31, 2016 mainly include non-recurring items of EUR 3,247k compared to EUR 839k in the three months ended March 31, 2015 (related to consulting fees and other non-operating items - for further details please see Note 3 (Segment information)) as well as losses from the valuation of foreign currency monetary assets and liabilities and corresponding derivatives of EUR 831k compared to EUR 579k in three months ended March 31, 2015.
Financial result includes finance income, finance costs and share of profit or loss of joint ventures. Financial result improved by EUR 5,048k from EUR 13,859k net finance expenses for the three months ended March 31, 2015 to EUR 8,811k net finance expenses for the three months ended March 31, 2016. The decrease of EUR 5,048k is mainly due to a stronger Euro and foreign currency revaluation gains on our USD-denominated term loan tranche.

The table below presents a breakdown of financial result for the three months ended March 31, 2016 and 2015:

Financial Result	EUR k
	For the Three Months Ended Mar 31,
	2016	2015
Interest expense on term loans	(8,185)	(8,939)
Amortization of transaction costs	(1,012)	(826)
Commitment bank charge	(322)	(34)
Interest income	196	540
Interest on non-current provisions	(385)	(328)
Other interest expense, net	(2,396)	(1,113)
Total net interest expenses	(12,104)	(10,700)
Gains from foreign currency revaluation	8,128	17,479
Losses from foreign currency revaluation	(4,855)	(20,413)
Net foreign currency revaluation impact	3,273	(2,934)
Bank guarantee expense	(101)	(346)
Share of profit of joint ventures	121	121
Financial Result	(8,811)	(13,859)

5.	Share-based payments and treasury shares
On July 31, 2015 the Company established the Long Term Incentive Plan (LTIP) providing for the grant of performance share units (PSUs) to employees and officers selected by the Compensation Committee of the Board of Directors (the “Compensation Committee”). The following table details the costs charged to the income statement with respect to the 2015 LTIP.

	EUR k
	For the Three Months Ended Mar 31,
	2016	2015
Expense arising from equity-settled share based payment transactions	515	—

The following table illustrates the number of, and movements in, performance share units ("PSUs") during the year.

	Number of PSUs
	For the Three Months Ended Mar 31,
	2016	2015
Outstanding at January 1	463,830	—
Granted during the period	—	—
Forfeited during the period	(8,871)	—
Exercised during the period	—	—
Outstanding as at March 31	454,959	—
The following table lists the inputs to the model used for the 2015 Plan:

2015 Plan
Dividend Yield (%)	2.14
Expected Volatility OEC (%)	25.16
Expected Volatility Peer Group (%)	13.90
Correlation	0.5234
Risk-free interest rate (%)	0.90
Model used	Monte Carlo
Weighted average fair value of PSUs granted in EUR	15.040
On January 15, 2016, the Company adopted a share repurchase plan. The board of directors of the Company authorized the repurchase of up to US-Dollar 20 million worth of shares of Orion's issued and outstanding common shares.
The following table sets forth the numbers and average prices of the shares repurchased during the three months ended March 31, 2016:

Period	Total Number of Shares Purchased	Average Price Paid per Share in US-Dollar	Total Number of shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2016 – January 31, 2016	104,438	$11.1647	104,438	$18,833,978
February 1, 2016 – February 29, 2016	199,874	$12.3170	304,312	$16,372,123
March 1, 2016 – March 31, 2016	10,600	$12.9293	314,912	$16,235,072
Total	314,912	$11.9555	314,912	$16,235,072
The Euro-equivalent of shares repurchased during the three months ended March 31, 2016 is EUR 3,415k. The average share price paid per share in Euro was €10.2612, €11.0930 and €11.8933 for the periods January, February and March, respectively, applying the daily US-Dollar exchange rates as published by the European Central Bank.

6.    Inventories
Inventories of EUR 1,039k were recognized as an expense for damaged, obsolete and lost inventories for the three months ended March 31, 2016 compared to EUR 839k for the three months ended March 31, 2015 including addition to impairment allowance of EUR 881k and scrapped material of EUR 288k less release of impairment allowance of EUR 130k (three months ended March 31, 2015: EUR 723k, EUR 306k and EUR 190k respectively). Impairment losses were recognized on raw materials, consumables and supplies, merchandise and finished goods. The impairment allowance as of March 31, 2016 and December 31, 2015, respectively, amounted to EUR 3,000k and EUR 3,399k and developed as following:

In EUR k
As at December 31, 2015	3,399
Addition	881
Utilization	(1,150)
Release	(130)
As at March 31, 2016	3,000
In addition to the above mentioned impairment an amount of EUR 265k was recorded to finished goods and EUR 110k to equipment damaged by the flooding of the Orange, Texas plant. These impairments are covered through claims under the existing insurance contracts and are offset against a corresponding receivable and are not included in the figures above.

7.	Financial assets and liabilities
The table below presents fair values and the allocation of the fair value measurements to the hierarchy levels as at March 31, 2016 and December 31, 2015.

	In EUR k as at
	Mar 31, 2016			Dec 31, 2015
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
Receivables from derivatives	—	1,650	—	—	2,038	—
Financial liabilities measured at fair value
Liabilities from derivatives	—	93	—	—	163	—
Liabilities for which fair values are disclosed
Term loan	—	634,086	—	—	668,992	—
The receivables from derivatives of EUR 1,650k and EUR 2,038k as at March 31, 2016 and December 31, 2015, respectively, are presented in other non-current financial assets with an amount of EUR 829k and EUR 2,020k as at March 31, 2016 and December 31, 2015, respectively, and in other current financial assets with an amount of EUR 821k and EUR 18k as at March 31, 2016 and December 31, 2015, respectively. The liabilities from derivatives of EUR 93k and EUR 163k as at March 31, 2016 and December 31, 2015, respectively, are presented in other current financial liabilities. Those derivatives are solely used to hedge the on balance sheet payables and receivables and interest rate payments on the term loan as part of our hedging strategy.
To reduce the Group's foreign currency exposure a portion of the USD-denominated term loan is designated as a hedge of the net investment in a foreign operation. Effective January 1, 2015 US Dollar 180 million was designated to cover foreign currency risks related to the Company's U.S. business. The hedging amount did not exceed the net equity amount as of March 31, 2016 of the Group's affiliated U.S. companies. The amount accounted for in other comprehensive income for the net investment hedge was EUR 7,232k in the three months ended March 31, 2016. The Euro-equivalent of the USD-denominated term loan decreased during the first three months of 2016 from EUR 299,980k to EUR 286,071k due to a regular repayment of 0.25% of the initial principal amount and USD exchange rate fluctuation. The EUR-denominated term loan decreased during the first three months of 2016 from EUR 369,013k to EUR 348,015k due to a regular repayment of 0.25% of the initial principal amount and EUR 20 million voluntary repayment.

8.	Deferred and current taxes
The development of deferred tax assets and liabilities relates to changes in temporary differences and tax loss carry forwards. Income tax receivables decreased from EUR 8,750k at December 31, 2015 to EUR 8,311k at March 31, 2016 due to tax refunds received from tax authorities. Income tax liabilities increased from EUR 16,443k at December 31, 2015 to EUR 21,521k at March 31, 2016 due to the expense calculated for the period.
The effective tax rate of 38.4% for the three months ended March 31, 2016 deviated from the expected group rate of 32% primarily due to non-creditable withholding taxes on tax exempt dividends received from the Group's Korean subsidiary. The tax effect of 7.3% will be spread over the remainder of the year. Other non-deductible business expenses and non-deductible interest expenses due to local trade tax adjustments for the Group’s German entities also impacted the rate by 8.8%. Changes in recognition of losses and deductible temporary differences in Luxembourg, Germany, Brazil, South Africa, Portugal and Sweden resulted in a further 2.2% increase. Offsetting these unfavorable impacts by 2.4% were benefits from tax exempt income due to domestic production activities in the United States and ACE deduction in Italy. The remaining difference primarily relates to foreign tax rate differentials.
The effective tax rate of 34.3% for the three months ended March 31, 2015 deviated from the expected group rate of 32% primarily due to non-creditable withholding taxes and other non-deductible business expenses of 6.5%. Non-deductible interest expenses due to local trade tax adjustments for the Group’s German entities, and changes in recognition of losses and deductible temporary differences in Luxembourg, Germany, Brazil, South Africa, Portugal and Sweden further affected the rate by 3.6%. Partially offsetting these unfavorable impacts by (4.4)% were benefits from tax exempt income due to domestic production activities in the United States and ACE deduction in Italy. The remaining differences relate to prior year taxes and foreign tax rate differentials.

9.	Contingent liabilities and other financial obligations
To safeguard the supply of raw materials, contractual purchase commitments under long-term supply agreements for raw materials, especially oil and gas, are in place with the following maturities:

	In EUR k
	As at Mar 31,	As at Dec 31,
Maturity	2016	2015
Less than one year	88,887	64,850
1 to 5 years	133,801	120,478
More than 5 years	37,719	37,443

Total	260,407	222,771
EPA Action

During 2008 and 2009, the U.S. Environmental Protection Agency (“EPA”) contacted all U.S. carbon black producers as part of an industry-wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the U.S. Clean Air Act, to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. In response to information requests received by the Company’s U.S. facilities, the Company furnished information to the EPA on each of its U.S. facilities. The Company’s Belpre (Ohio) facility was an initial subject of these investigations and received notices under Section 113(a) of the Clean Air Act from the EPA in 2010 alleging violations of Prevention of Significant Deterioration (“PSD”) and Title V permitting requirements under the Clean Air Act. In October 2012, the Company received a corresponding notice and finding of violation (an “NOV”) alleging the failure to obtain PSD permits at several units of the Company’s Ivanhoe (Louisiana) facility and to include BACT in the Title V permit. In January 2013 the Company also received an NOV issued by the EPA for its facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008. The Company received a comparable NOV from the EPA for the Company’s U.S. facility in Orange (Texas) in February 2013; and an NOV in March 2016 alleging more recent air emissions violations primarily at the dryers and the incinerator of the Orange facility.

In November 2013, Orion began discussions with the EPA and the U.S. Department of Justice (“DOJ”) about a potential settlement to resolve the NOVs. These discussions are currently ongoing and to date have primarily focused on target emission levels, changes in raw materials and the possible air pollution control technology and other measures that might have to be installed and operated at one or more of the Company’s U.S. facilities to settle the EPA action (though any settlement would also likely involve the imposition of civil penalties and environmental mitigation projects). The Company received a draft term sheet from the EPA in November 2013 specifying certain target emission reduction levels, pollution controls and other terms the EPA demanded in a settlement. The EPA revised such proposed specifications and terms in November 2014 in response to a counter-proposal presented by the Company. The discussions continue, with the last exchange of a proposal by Orion in April 2016 as a response to a revised term sheet from the EPA received in March 2016. The Company currently expects that, if it continues to consider a possible settlement, likely at least one further proposal will be exchanged with the EPA and further meetings with the EPA on these matters will occur.

The EPA action could result in significant capital expenditures for pollution controls to reduce air emissions at the Company’s U.S. facilities on an ongoing basis. If the Company and the EPA/DOJ fail to reach a settlement agreement, the EPA/DOJ could bring a lawsuit against the Company. Orion would expect to assert various defenses to EPA/DOJ’s allegations. The Company is currently examining the technological solutions necessary and available to reach certain emission reduction levels in the various U.S. facilities of the Company on a going-forward basis. The costs of these solutions (and consequently, the costs of various proposed approaches outlined in the EPA’s and the Company’s proposals and counterproposals) to date are uncertain and will remain uncertain until a mutually acceptable approach to settlement (if one were to be reached), including emission reduction levels, technologies and implementation periods (as well as a number of other important variables, such as local regulatory impact), comes into clearer focus. The Company also notes that the installation of pollution control technologies at its U.S. plants in response to the EPA action would increase the ongoing operating costs of those plants. The Company may not be able to pass the cost increases on to its customers.

While the Company is currently unable to determine the amount of capital expenditures, civil penalties or mitigation costs resulting from a settlement with or an enforcement of claims by the EPA, the Company notes that, based on EPA’s public announcements, two competitors, Cabot Corporation (“Cabot”) and Continental Carbon Corporation (“Continental”), have entered into settlement agreements with EPA/DOJ. In November 2013, Cabot agreed to pay a U.S. Dollar 975,000 civil penalty to the EPA and fund U.S. Dollar 450,000 in environmental mitigation projects. Cabot is also required to install certain technology controls as part of the settlement that it estimated would require investments of approximately U.S. Dollar 85 million. In March 2015, Continental agreed to pay a U.S. Dollar 650,000 civil penalty and fund U.S. Dollar 550,000 in environmental mitigation projects. Continental is also required to install certain technology controls as part of the settlement estimated to require investments of approximately U.S. Dollar 98 million. As of May 2016, none of the Company’s other domestic competitors have announced settlements with the government.

Orion’s agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including, but not limited to, capital investments, fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. Except for certain relatively less relevant allegations contained in the second NOV received for the Company’s facility in Orange (Texas) in March 2016, all of the other allegations made by the EPA with regard to all four of the Company’s U.S. facilities - as discussed above - relate to alleged violations before that date. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and all covered environmental exposures, in the aggregate), damage mitigation and cooperating requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, the Company expects that substantial costs it would incur in this EPA enforcement initiative could exceed the scope of the indemnity, perhaps in the tens of millions of Euro. In addition, Evonik has signaled that it may likely defend itself against claims under the indemnity; while the Company intends to enforce its rights vigorously, there is no assurance that the Company will be able to recover costs incurred under the indemnity as it expects or at all.

The Company is in continuing discussions with the EPA about this enforcement action and, while the outcome of these discussions remains uncertain, the Company believes that any potential settlement with the EPA, if reached, would likely involve costs similar in nature to those announced by Cabot and Continental as noted above, except that the amounts could be significantly larger due to the greater number of U.S. facilities operated by the Company. Such costs will also be affected by the locations and characteristics of such facilities as well as the other factors affecting potential emission reduction solutions referenced above. Were we to install, at all of our U.S. facilities, pollution controls using technology of the kind Cabot and Continental have indicated they are installing under their settlements, we believe that the capital costs for us could theoretically be 30% to 70% higher than those announced by Cabot and referenced above. We caution, however, that the actual capital costs we might need to incur, were we to settle the EPA matter, remain uncertain, as we have yet to reach an understanding with the EPA as to overall approaches to be taken toward settlements at our plants. In particular, technology solutions we might choose to implement may differ in scope and operation from those used by our competitors and other important factors, such as timing, locations, target levels and local regulations, could also affect capital costs differently. We also caution that the foregoing does not include any civil penalties or the costs of such mitigation projects that are customarily part of any settlement with the EPA, were one to be reached. The Company has received the indication that a potential settlement could foresee the commitment to civil penalties and the financing of mitigation projects in the aggregate amount of up to approx. U.S. Dollar 1.9 million. The Company has established a provision related to penalties and mitigation projects which it considers appropriate. However, the overall capital costs necessary to settle the EPA matter, were we to do so, remain uncertain until a mutually acceptable approach to settlement comes into clearer focus through further analysis and discussions and, accordingly, may differ significantly from the amounts indicated above. It remains uncertain as to whether acceptable settlement terms can be reached, whether the Company or the EPA will elect to pursue litigation instead and, in either case, the extent of any indemnification the Company will be able to obtain from Evonik. As a result, the total financial impact of this enforcement action on the Company remains unclear.

This enforcement action could have a material adverse effect on the Company’s operating results and cash flows for the particular period in which it incurs the related costs or liabilities. While capital expenditures made in response to the EPA action would be capitalized and amortized over time, civil penalties and the funding costs associated with environmental mitigation projects would reduce the Company’s results of operations in the reporting periods in which the costs are incurred or provided for.

10.	Related parties
In addition to the subsidiaries included in the consolidated financial statements related parties are Kinove Luxembourg Holdings 1 S.à r. l. ("Kinove Holdings") and a co-investor as majority shareholders of Orion Engineered Carbons S.A., the shareholders of Kinove Holdings and the co-investor and one joint venture of Orion that is accounted for using the equity method.
We have not entered into material related party transactions other than in the normal course of business.
Senningerberg (Municipality of Niederanven), May 4, 2016
Orion Engineered Carbons S.A., Luxembourg

Jack Clem	Charles Herlinger
Managing Director	Managing Director

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition during the three months ended March 31, 2016 and 2015 and should be read in conjunction with Orion Engineered Carbons S.A.'s annual report for the year ended December 31, 2015 on Form 20-F (the "form 20-F"), which is available on the EDGAR system of the U.S. Securities and Exchange Commission (www.sec.gov) as well as on our webpage (www.orioncarbons.com).
We believe that certain factors disclosed in the form 20-F have had, and will continue to have, a material effect on our results of operations and financial condition. Those factors, as disclosed under Item 5 "Operating and Financial Review and Prospects–Key Factors Affecting Our Results of Operations" in our form 20-F, have not changed materially subsequent to the filing of the form 20-F.
As many of the factors described in our form 20-F are beyond our control and certain of these factors have historically been volatile, past performance will not necessarily be indicative of future performance and it is difficult to predict future performance with any degree of certainty. In addition, important factors that could cause our actual results of operations or financial conditions to differ materially from those expressed or implied in any forward-looking statements below, include, but are not limited to, factors indicated in our form 20-F under Item 3. "Key Information–D. Risk Factors" and "Note Regarding Forward-Looking Statements."

Non-IFRS Financial Measures
We focus on Contribution Margin and Adjusted EBITDA as measures of our operating performance. Contribution Margin and Adjusted EBITDA contained in this Management Discussion and Analysis have not been prepared in accordance with IFRS or the accounting standards of any other jurisdiction. Other companies may use similar non-IFRS financial measures that are calculated differently from the way we calculate these measures. Accordingly, our Contribution Margin and Adjusted EBITDA may not be comparable to similar measures used by other companies and should not be considered in isolation, or construed as substitutes for, revenue, consolidated profit or loss for the period, operating result (EBIT), gross profit and other IFRS measures as indicators of our results of operations in accordance with IFRS.
We calculate Contribution Margin by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin is useful since we see this measure as indicating the portion of revenue that is not consumed by variable costs and therefore contributes to the coverage of all other costs and profits.
We define Adjusted EBITDA as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is defined similarly in our credit agreements. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on our underlying business performance. Our use of Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, Adjusted EBITDA should be considered alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period and our other IFRS financial results.
The non-IFRS measures Net Working Capital and Capital Expenditure are discussed below.
Results of Operations and Segment Discussion
Revenue
Revenue decreased by €44.1 million, or 15.2%, from €290.4 million (€98.0 million in our Specialty Carbon Black segment and €192.4 million in our Rubber Carbon Black segment) in the first quarter of 2015 to €246.3 million (€97.1 million in our Specialty Carbon Black segment and €149.2 million in our Rubber Carbon Black segment) in the first quarter of 2016. This revenue decrease was due to sales price decline resulting from pass through of lower feedstock costs and to a lesser extent due to product mix and foreign currency exchange translation effects, partially offset by additional volumes.
Total volume increased by 25.0 kmt overall, or 9.9%, from 252.9 kmt (51.1 kmt in our Specialty Carbon Black Segment and 201.8 kmt in our Rubber Carbon Black segment) in the first quarter of 2015 to 277.8 kmt (59.2 kmt in our Specialty Carbon Black segment and 218.7 kmt in our Rubber Carbon Black segment) in the first quarter of 2016. Increased volumes in the Specialty Carbon Black segment reflected increased demand in all our regions. Increased volumes in the Rubber Carbon Black segment reflected increased demand in Brazil, Europe and Asia Pacific, while demand in North America declined compared to the first quarter of 2015. Our newly acquired plant in China, Orion Engineered Carbons Qingdao, Ltd. ("OECQ"), contributed volumes of 12.6 kmt in the first three months of 2016.
Cost of Sales and Gross Profit
Cost of sales decreased by €43.3 million, or 20.9%, from €208.0 million (€59.3 million in our Specialty Carbon Black segment and €148.8 million in our Rubber Carbon Black segment) in the first quarter of 2015 to €164.7 million (€51.8 million in our Specialty Carbon Black segment and €112.8 million in our Rubber Carbon Black segment) in the first quarter of 2016. This decrease in cost of sales relates primarily to the impact of lower oil prices on our feedstock costs, and essentially corresponds to the oil price related reductions affecting revenues. Additional decreases in cost of sales related to a change in product mix and foreign currency exchange impacts. These declines were somewhat offset by additional cost of sales due to volume increases and to a lesser extent due to unfavorable feedstock cost developments in our Rubber segment.
The net impact of the aforementioned changes in revenues and cost of sales was that gross profit remained essentially stable at €81.6 million (€45.3 million in our Specialty Carbon Black segment and €36.3 million in our Rubber Carbon Black segment) in the first quarter of 2016 compared to €82.4 million (€38.8 million in our Specialty Carbon Black segment and €43.6 million in our Rubber Carbon Black segment) in the first quarter of 2015, with an increase in contribution margin being offset by depreciation expenses and the timing of scheduled maintenance spend in the quarter and to a lesser extent the impact of additional fixed costs contributed by OECQ.
Selling Expenses
Sales and marketing expenses increased by €0.9 million from €25.9 million in the first quarter of 2015 to €26.8 million in the first quarter of 2016. This increase was in part due to higher volume as well as increased salaries and general cost increases.
Research and Development Costs
Research and development costs decreased by €0.4 million from €4.0 million in the first quarter of 2015 to €3.6 million in the first quarter of 2016. This change mainly reflects the timing of expenditures for individual development programs.
General Administrative Expenses
General administrative expenses increased by €2.0 million from €15.0 million in the first quarter of 2015 to €17.0 million in the first quarter of 2016, mainly as a result of the acquisition of OECQ and the timing of expenses.
Other Operating Income and Expenses
Other operating income and expenses, net increased by €2.5 million from a net expense of €1.2 million in the first quarter of 2015 to a net expense of €3.7 million in the first quarter of 2016, mainly as a result of expenses related to our EPA enforcement action of €2.3 million and €0.5 million associated to the deductible of our insurance claim following the flooding of our Orange, Texas plant.
Operating Result (EBIT)
Operating result decreased by €5.8 million, or 16.0%, from €36.3 million in first quarter of 2015 to €30.5 million in the first quarter of 2016 reflecting the effects discussed above.
Finance Costs, Net
Finance costs, net (comprise finance income less finance cost) decreased by €5.1 million from a finance cost, net of €14.0 million in the first quarter of 2015 to a finance cost, net of €8.9 million in the first quarter of 2016 reflecting, in particular, changes in foreign currency exchange gains and losses and our voluntary repayments of term loans in the fourth quarter 2015 and first quarter of 2016 totaling €70 million, which reduced interest expenses in the first three months of 2016 on a year-over-year comparison. During the first quarter of 2016 we incurred foreign currency exchange losses of €4.9 million. These foreign exchange losses were offset by €8.1 million of foreign currency exchange gains reflecting both our hedging strategies on the term loan and the appreciation of the Euro against the US-Dollar. These gains and losses are shown gross due to their different nature and the different group companies involved in the hedging transactions. The foreign currency exchange gains and losses in the first quarter of 2015 amounted to €17.5 million and €20.4 million respectively.
Share of Profit or Loss of joint venture
Share of profit or loss of joint venture, which represents the dividend received from our German joint venture, remained unchanged at €0.1 million in the first quarter of 2016 compared to the first quarter of 2015.
Financial Result
Financial result, comprising finance income, finance costs and share of profit or loss of joint venture improved by €5.1 million, or 36.4%, from a net expense of €13.9 million in the first quarter of 2015 to a net expense of €8.8 million in the first quarter of 2016, reflecting the factors discussed above.

Profit or Loss for the Period Before Income Taxes
Profit before income taxes for the first quarter of 2016 amounted to €21.7 million compared to a profit of €22.4 million in the first quarter of 2015, reflecting the factors described above.

Income Taxes
Income taxes in the first quarter of 2016 amounted to €8.3 million compared to €7.7 million in the first quarter of 2015. For discussion of the effects on our effective tax rate of 38.4% for the three months ended March 31, 2016 compared to the expected group rate of 32%, we refer to Note 8. (Deferred and current taxes) above.
Profit or Loss for the Period
Profit for the first quarter of 2016 amounted to €13.4 million, a €1.4 million decrease from the €14.8 million profit in the first quarter of 2015, reflecting the effects of the items discussed above.
Contribution Margin (Non-IFRS Financial Measure)
Contribution margin increased by €4.4 million, or 4.1%, from €109.8 million in the first quarter of 2015 to €114.2 million in the first quarter of 2016, primarily driven by strong volume growth in our Specialty Carbon Black business and our OECQ business acquired during the fourth quarter of 2015, offset by negative feedstock cost developments and foreign exchange translation impacts mainly in our Rubber Carbon Black business, as well as regional mix effects.
Adjusted EBITDA (Non-IFRS Financial Measure)
Adjusted EBITDA remained stable at €54.0 million in the first quarter of 2016 compared to €53.9 million in the first quarter of 2015, which reflected the development of gross profit and the above mentioned impacts on below margin cost.
Specialty Carbon Black
Revenue of the Specialty Carbon Black segment decreased by €0.9 million, or 1.0%, from €98.0 million in the first quarter of 2015 to €97.1 million in the first quarter of 2016. This revenue decrease was due to price declines resulting mainly from the pass through of reduced feedstock costs to customers with index pricing and regional product mix impacts, which more than offset the strong growth in volumes.
Volume of the Specialty Carbon Black segment increased by 8.0 kmt, or 15.7%, from 51.1 kmt in the first quarter of 2015 to 59.2 kmt in the first quarter of 2016, reflecting increased global demand and further penetration of markets, especially in Asia Pacific.
Gross profit of the Specialty Carbon Black segment increased by €6.5 million, or 16.7%, from €38.8 million in the first quarter of 2015 to €45.3 million in the first quarter of 2016, in large part due to increased volumes.
Adjusted EBITDA of the Specialty Carbon Black segment increased by €5.9 million, or 20.7%, from €28.6 million in the first quarter of 2015 to €34.5 million in the first quarter of 2016 reflecting the development of gross profit. Adjusted EBITDA margin in the first quarter of 2016 was 35.5% as compared to 29.1% in the first quarter of 2015. This increase in Adjusted EBITDA margin, while reflecting improved profitability, is also partly driven by the effect of the decline in feedstock costs on our revenues.
Rubber Carbon Black
Revenue of the Rubber Carbon Black segment decreased by €43.2 million, or 22.5%, from €192.4 million in the first quarter of 2015 to €149.2 million in the first quarter of 2016. This revenue decrease was primarily due to price declines resulting from pass through of lower cost feedstock, partly offset by the impact of revenues from OECQ.
Volume for the Rubber Carbon Black segment increased by 16.9 kmt, or 8.4% (2.2% without the impact of newly acquired OECQ), from 201.8 kmt in the first quarter of 2015 to 218.7 kmt in the first quarter of 2016 reflecting increased demand in the base business (primarily in Europe) as well as a boost in volume of 12.6 kmt associated with the acquisition OECQ during the last quarter of 2015.
Gross profit of the Rubber Carbon Black segment decreased by €7.3 million, or 16.7%, from €43.6 million in the first quarter of 2015 to €36.3 million in the first quarter of 2016. This decrease was associated with negative feedstock cost developments, increased depreciation charges and to a lesser extent unfavorable foreign exchange translation effects, partially offset by the positive impact of the OECQ acquisition.

Adjusted EBITDA of the Rubber Carbon Black segment decreased by €5.8 million, or 23.0%, from €25.3 million in the first quarter of 2015 to €19.5 million in the first quarter of 2016, essentially reflecting the development of gross profit without depreciation. Our Adjusted EBITDA margin remained almost stable at 13.1% in the first quarter of 2016 compared to 13.2% in the first quarter of 2015.
Liquidity and Capital Resources

	Three Months Ended Mar 31,
	2016 in million EUR	2015 in million EUR
Cash flows from operating activities	60.1	74.8
Cash flows used in investing activities	(23.1)	(13.8)
Cash flows used in financing activities	(44.4)	(14.4)

Change in cash	(7.4)	46.6

Cash and cash equivalents at the end of the period	57.0	120.7
First Quarter of 2016 Cash Flows
Cash inflows from operating activities in the first quarter of 2016 amounted to €60.1 million, consisting of a consolidated profit for the period of €13.4 million, adjusted for depreciation and amortization of €19.6 million, exclusion of net finance cost of €8.9 million, and a cash increase in net working capital of €16.9 million. Net working capital totaled €172.3 million at March 31, 2016, compared to €183.0 million as at December 31, 2015 and reflects €3.3 million foreign currency effects from translation into Group currency.
Cash outflows from investing activities in the first quarter of 2016 were above the trend we expect for the full year 2016 and amounted to €23.1 million and comprised expenditures for improvements primarily in the manufacturing network throughout the production system. We plan to continue financing our future capital expenditures with cash generated by our operating activities.
Cash outflows for financing activities in the first quarter of 2016 amounted to €44.4 million, comprised primarily a voluntary debt repayment of € 20.0 million, a dividend payment of €10.0 million, our regular interest payments of €9.2 million and regular debt repayment of €1.8 million.
First Quarter of 2015 Cash Flows
Cash inflows from operating activities in the first quarter of 2015 amounted to €74.8 million, consisting of a consolidated profit for the period of €14.8 million, adjusted for depreciation and amortization of €16.6 million, exclusion of net finance cost of €14.0 million, and a cash increase in net working capital of €28.9 million primarily associated with receivables and inventories due to impacts from reduced feedstock costs. Net working capital totaled €203.7 million at March 31, 2015, compared to €219.7 million as at December 31, 2014.
Cash outflows from investing activities in the first quarter of 2015 amounted to €13.8 million and comprise expenditures for improvements primarily in the manufacturing network throughout the production system. We plan to continue financing our future capital expenditures with cash generated by our operating activities.
Cash outflows for financing activities in the first quarter amounted to €14.4 million, comprised primarily of our regular interest payments of €9.5 million, regular debt repayment of €1.8 million and payments related to other financial liabilities of €3.2 million.

Net Working Capital (Non-IFRS Financial Measure)
We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-IFRS financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital. The following tables set forth the principal components of our Net Working Capital as of the dates indicated.

	Mar 31, 2016	Dec 31, 2015
	in million EUR	in million EUR
Inventories	86.8	105.1
Trade receivables	160.4	172.1
Trade payables	(74.9)	(94.2)

Net Working Capital	172.3	183.0
Our Net Working Capital position can vary significantly from month to month, mainly due to fluctuations in oil prices and receipts of carbon black oil shipments. In general, increases in the cost of raw materials lead to an increase in our Net Working Capital requirements, as our inventories and trade receivables increase as a result of higher carbon black feedstock costs and related sales levels. These increases are partially offset by related increases in trade payables. Due to the quantity of carbon black oil that we typically keep in stock, such increases in Net Working Capital occur gradually over a period of about three months. Conversely, decreases in the cost of raw materials lead to a decrease in our Net Working Capital requirements over the same period of time. Based on 2015 Net Working Capital requirements, we estimate that a $10 per barrel movement in the Brent crude oil price correlates to a movement in our Net Working Capital of approximately €16-19 million within about a three month period. In times of relatively stable oil prices, the effects on our Net Working Capital levels are less significant than Net Working Capital swings in an environment of high price volatility. As of March 31, 2016, Net Working Capital decreased to €172.3 million compared to €183.0 million as of December 31, 2015.